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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                        Wilsons The Leather Experts Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   972463 10 3
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

------------------------
CUSIP NO. 972463 10 3                 13G
------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Morris Goldfarb
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
           Not Applicable
                                                                     (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
                   5      SOLE VOTING POWER

                          947,984
    NUMBER OF   --------- ------------------------------------------------------
     SHARES        6      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              52,500
      EACH      --------- ------------------------------------------------------
    REPORTING      7      SOLE DISPOSITIVE POWER
     PERSON
      WITH:               947,984
                --------- ------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                          52,500
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,484
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.9%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

         (a)      Name of Issuer

                  Wilsons The Leather Experts Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  7401 Boone Avenue North
                  Brooklyn Park, Minnesota 55428

ITEM 2.

         (a)      Name of Person Filing

                  Morris Goldfarb

         (b)      Address of Principal Business Office or, if none, Residence

                  G-III Apparel Group, Ltd.
                  512 Seventh Avenue
                  New York, New York  10018

         (c)      Citizenship

                  United States

         (d)      Title of Class of Securities

                  Common Stock, $.01 par value

         (e)      CUSIP Number

                  972463 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

             Not Applicable

ITEM 4.   OWNERSHIP

         (a)      Amount Beneficially Owned

                  1,000,484

         (b)      Percent of Class

                  4.9%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                           947,984

                  (ii)     Shared power to vote or to direct the vote

                           52,500

                  (iii)    Sole power to dispose or to direct the disposition of

                           947,984

                  (iv) Shared power to dispose or to direct the disposition of

                           52,500

                           See Item 6 for further information regarding the
                  nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The 52,500 shares of Common Stock listed in Item 4 under shared power are owned by the Goldfarb Family Partners L.L.C. (the "LLC") of which Mr. Goldfarb is the manager. The LLC has the right to receive dividends from, and the proceeds of the sale of, the shares of Common Stock held by it.

          The shares listed in Item 4 under sole power include 180,000 shares of Common Stock held by the Morris and Arlene Goldfarb Family Foundation, a charitable foundation (the "Foundation"), of which Mr. Goldfarb is the managing partner (the reporting person disclaims beneficial ownership of such shares). The Foundation has the right to receive dividends from, and the proceeds of the sale of, the shares of Common Stock held by it.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

          Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        2/12/03
                                       -----------------------------------------
                                                          Date

                                                  /s/ Morris Goldfarb
                                       -----------------------------------------
                                                       Signature

                                                    Morris Goldfarb
                                       -----------------------------------------
                                                      Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)